                       Ponchatoula Homestead Savings, F.A.
                        STATEMENTS OF FINANCIAL CONDITION
                    As of June 30, 1998 and December 31, 1997

                                     ASSETS
                                                       (UNAUDITED)     (AUDITED)
                                                         June 30,     December 31,
                                                          1998           1997
                                                        --------       --------
                                                            (In Thousands)
Cash and Cash Equivalents ........................      $  2,227       $    609

Interest-bearing Deposits in Other Institutions ..        12,704            645

Securities:

     Investment Securities Available
        for Sale (Amortized Cost of
        $2.3 million and $2.6 million) ...........         2,305          2,605

     Mortgage-Backed Securities
        Available for Sale (Amortized
        Cost of $13.2 million and $14.3 million) .        13,215         14,261

     Mortgage-Backed Securities
        Held to Maturity (Fair Value of
        $10.6 million and $10.4 million) .........        10,594         10,301

     Federal Home Loan Bank Stock, at Cost .......         1,187            584
                                                        --------       --------

        Total Securities .........................        27,301         27,751

Loans Held for Sale ..............................           634          1,414

Loans Receivable .................................        38,031         28,033
Leases Receivable ................................           284            301
                                                        --------       --------

        Total Loans and Leases Receivable ........        38,315         28,334

     Less:  Allowance for Loan and Lease Losses ..          (270)          (265)
                                                        --------       --------

        Net Loans and Leases Receivable ..........        38,045         28,069

Premises and Equipment, Net ......................           558            545
Accrued Interest Receivable ......................           457            420
Other Assets .....................................           272            127
                                                        --------       --------

        Total Assets .............................      $ 82,198       $ 59,580
                                                        ========       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                       (UNAUDITED)      (AUDITED)
                                                         June 30,      December 31,
                                                           1998           1997
                                                        --------       --------
                                                         (In Thousands)
Deposits .........................................      $ 52,662       $ 42,111

Advances from Borrowers for Taxes and
     Insurance ...................................            37             32

Advances from Federal Home
     Loan Bank ...................................        23,428         11,500

Income Taxes Payable .............................            89            162

Other Liabilities ................................            57             40
                                                        --------       --------

        Total Liabilities ........................        76,273         53,845


Stockholders' Equity:

     Common Stock - $.10 Par Value;
        8,000,000 Shares Authorized, 606,479
        Shares Issued and Outstanding in 1998
        606,345 in 1997 ..........................            61             61

     Paid-in Capital in Excess of Par ............         2,200          2,017

     Retained Earnings - Substantially Restricted          3,700          3,734

     Unrealized Gain (Loss) on Securities
        Available for Sale, Net ..................             4            (35)
                                                        --------       --------

                                                           5,965          5,777

     Common Stock Acquired by Recognition Plans ..           (40)           (42)
                                                        --------       --------

        Total Stockholders' Equity ...............         5,925          5,735
                                                        --------       --------

        Total Liabilities and Stockholders'
            Equity ...............................      $ 82,198       $ 59,580
                                                        ========       ========

                       Ponchatoula Homestead Savings, F.A.
                              STATEMENTS OF INCOME

            for the three and six months ended June 30, 1998 and 1997
                                                               (UNAUDITED)              (UNAUDITED)
                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                June 30,                 June 30,
                                                          1998         1997         1998          1997
                                                        -------      -------       -------      -------
                                                           (In Thousands)             (In Thousands)
Interest Income:
     Loans and Leases ............................      $   727      $   596         1,390      $ 1,188
     Mortgage-Backed Securities ..................          365          413           738          793
     Investment Securities .......................           44           46            88           90
     Other .......................................           34           25            46           41
                                                        -------      -------       -------      -------
        Total Interest Income ....................        1,170        1,080         2,262        2,112

Interest Expense:
     Deposits ....................................          467          494           930        1,001
     Borrowings ..................................          253          131           414          265
                                                        -------      -------       -------      -------
        Total Interest Expense ...................          720          625         1,344        1,266
                                                        -------      -------       -------      -------
        Net Interest Income ......................          450          455           918          846

Provision for (Recovery of) Loan and Lease
     Losses ......................................           15            0            16          (16)
                                                        -------      -------       -------      -------
        Net Interest Income After Provision for
            (Recovery of) Loan and Lease Losses ..          435          455           902          862
                                                        -------      -------       -------      -------
Noninterest Income:
     Gain on Sale of Loans .......................           20           36            82           80
     Loan Fees and Service Charges ...............           97           45           158           94
     Other Income ................................           19            6            26           12
                                                        -------      -------       -------      -------
        Total Noninterest Income .................          136           87           266          186

                                                               (UNAUDITED)              (UNAUDITED)
                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                June 30,                 June 30,
                                                          1998         1997         1998          1997
                                                        -------      -------       -------      -------
                                                           (In Thousands)             (In Thousands)
Noninterest Expense:
     Compensation and Benefits ...................          243          250           453          443
     Occupancy and Equipment Expense .............           37           35            77           71
     Federal Insurance Premium ...................            4            0            11            1
     Net Real Estate Owned Expense ...............            0           (2)            0            1
     Other .......................................          166          122           312          240
                                                        -------      -------       -------      -------
        Total Noninterest Expense ................          450          405           853          756
                                                        -------      -------       -------      -------
        Income Before Provision for Income
            Taxes ................................          121          137           315          292

Income Taxes .....................................           41           47           107           99
                                                        -------      -------       -------      -------
        Net Income ...............................      $    80      $    90           208      $   193
                                                        =======      =======       =======      =======

Per Share:
     Earnings Per Common Share ...................         0.13         0.15          0.34         0.32
                                                        =======      =======       =======      =======

     Earnings Per Common Share - Assuming Dilution         0.13         0.15          0.34         0.32
                                                        =======      =======       =======      =======

     Cash Dividends Declared .....................         0.20         0.17          0.40         0.33
                                                        =======      =======       =======      =======

                       Ponchatoula Homestead Savings, F.A.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 for the six months ended June 30, 1998 and 1997
                                                       (UNAUDITED)    (UNAUDITED)
                                                         June 30,       June 30,
                                                          1998            1997
                                                         -------        -------
                                                              (In Thousands)
Common Stock:
     Balance - Beginning and End of Period .......       $    61        $    61
                                                         =======        =======

Paid-in Capital in Excess of Par:
     Balance - Beginning of Period ...............       $ 2,017        $ 1,698
        Exercise of Stock Options ................             1           --
        Dividends Declared and Waived
            by Holding Company ...................           182            151
                                                         -------        -------
     Balance - End of Period .....................       $ 2,200        $ 1,849
                                                         =======        =======

Retained Earnings:
     Balance - Beginning of Period ...............       $ 3,734        $ 3,844
        Net Income ...............................           208            193
        Cash Dividends Declared and Paid .........           (60)           (50)
        Dividends Declared and Waived
            by Holding Company ...................          (182)          (151)
                                                         -------        -------
     Balance - End of Period .....................       $ 3,700        $ 3,836
                                                         =======        =======

Unrealized Gain (Loss) on Securities
     Available for Sale, Net:
     Balance - Beginning of Period ...............       $   (35)       $  (101)
        Net Change in Unrealized Gain (Loss) .....            39              9
                                                         -------        -------
     Balance - End of Period .....................       $     4        $   (92)
                                                         =======        =======

Director & Management Recognition Plans
     Balance - Beginning of Period ...............       $   (42)           (57)
        Shares of Common Stock Earned ............             2              6

     Balance - End of Period .....................       $   (40)       $   (51)
                                                         =======        =======

                       Ponchatoula Homestead Savings, F.A.
                            STATEMENTS OF CASH FLOWS

                 for the six months ended June 30, 1998 and 1997
                                                                                      (UNAUDITED)
                                                                                        June 30
                                                                                -----------------------
                                                                                  1998           1997
                                                                                --------       --------
Cash Flows From Operating Activities:
     Net Income ..........................................................      $    208       $    193
     Adjustments to Reconcile Net Income
        to Net Cash Provided by (Used in) Operating
        Activities:
            Depreciation .................................................            16             13
            Provision for (Recovery of)
                for Loan and Lease Losses ................................            16            (16)
            Net Amortization of Premiums on Securities ...................            41             31
            Stock Dividends on Federal Home
                Loan Bank Stock ..........................................           (22)           (15)
            Net (Increase) Decrease in Loans
                Held for Sale ............................................           780          1,553

            Change in Assets and Liabilities
                (Increase) Decrease in Accrued
                   Interest Receivable ...................................           (37)            40
                (Increase) Decrease in Other
                   Assets ................................................          (145)           (22)
                Increase (Decrease) in Income
                   Taxes Payable .........................................           (73)             0
                Increase (Decrease) in Other
                   Liabilities ...........................................            17             66
                                                                                --------       --------
                       Net Cash Provided by (Used in) Operating Activities           801          1,843

Cash Flows From Investing Activities:
     Purchases of Property and Equipment .................................           (29)           (15)
     Maturities of Investment Securities .................................           600            600
     Purchases of Investment Securities ..................................          (300)          (700)
     Maturities of Mortgage-Backed Securities ............................         2,557          2,185
     Proceeds from Call of Maturites of Mortgage-Backed Securities .......          --              349
     Purchases of Mortgage-Backed
        Securities .......................................................        (1,786)        (1,199)
     Proceeds from Sale of Real Estate Owned .............................          --                6
     Purchase of Real Estate Owned .......................................          --               (1)
     Net (Increase) Decrease in Loans and Leases
        Receivable .......................................................       (10,011)        (1,172)
                                                                                --------       --------
                       Net Cash Provided by (Used in) Investing Activities        (8,969)            53

                                                                                      (UNAUDITED)
                                                                                        June 30
                                                                                -----------------------
                                                                                  1998           1997
                                                                                --------       --------
Cash Flows From Financing Activities:
     Net Increase (Decrease) in Money Market Accounts,
        NOW Accounts and Savings Accounts ................................        11,363           (173)
     Net Increase (Decrease) in Certificates
        of Deposit .......................................................          (812)          (157)
     Proceeds from (Repayment of) Federal Home
        Loan Bank Advances ...............................................        11,928           (500)
     Increase (Decrease) in Advances from
        Borrowers for Taxes and Insurance ................................             5            (12)
     Dividends Paid on Common Stock ......................................           (60)           (50)
     Purchase of Federal Home Loan Bank Stock ............................          (581)          --
     MRP Shares Issued ...................................................             2              6
                                                                                --------       --------
                       Net Cash Provided by (Used In)
                            Financing Activities .........................        21,845           (886)
                                                                                --------       --------
Net Increase (Decrease) in Cash and
     Cash Equivalents ....................................................        13,677          1,010

Cash and Cash Equivalents -
     Beginning of Period .................................................         1,254          1,298
                                                                                --------       --------
Cash and Cash Equivalents -
     End of Period .......................................................      $ 14,931       $  2,308
                                                                                ========       ========

Supplemental Disclosures of Cash flow
     Information:
        Cash Payments for:
            Interest Paid to Depositors ..................................      $    930       $  1,002
                                                                                ========       ========
            Interest Paid on Borrowings ..................................      $    414       $    265
                                                                                ========       ========
            Income Taxes .................................................      $     78       $    265
                                                                                ========       ========
Supplemental Schedules of Noncash
     Investing and Financing Activities:
        Real Estate Acquired in Settle-
            ment of Loans and Leases .....................................      $   --         $     59
                                                                                ========       ========
        Increase (Decrease) in Unrealized Gain (Loss)
            on Securities Available for Sale .............................      $     39       $     14
                                                                                ========       ========
        (Increase) Decrease in Deferred Tax
            Effect on Unrealized Gain (Loss) on Securities
            Available for Sale ...........................................      $    (13)      $     (5)
                                                                                ========       ========

                       Ponchatoula Homestead Savings, F.A.
                          Notes to Financial Statements
                                   (Unaudited)
                             June 30, 1998 and 1997

Note 1 - Summary of Significant Accounting Policies -

         The accounting principles followed by Ponchatoula Homestead Savings, F.A. are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis.

         The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included.

         Comprehensive Income

         The Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income", which becomes effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components which are revenues, expenses, gains, and losses that under GAAP are included in comprehensive income but excluded from net income. Ponchatoula adopted this statement in 1998. The only component of comprehensive income included in the financial statements was an unrealized gain (loss) on securities available for sale, which was immaterial for all periods presented.

Note 2 - Dividends and Earnings Per Share -

         Ponchatoula declared quarterly dividends of $.20 for the first and second quarters of 1998. The Mutual Holding Company waived receipt of dividends declared on all shares owned; the amounts waived have been recorded by Ponchatoula as additional paid-in capital. Total dividends paid to stockholders other than the Mutual Holding Company in the first six months of 1998 was $61,000 or $.40 per share. Under Federal regulations, Ponchatoula may not declare or pay a cash dividend on its capital stock if the effect thereof would cause Ponchatoula's regulatory capital to be reduced below the amount required for liquidity.

         Earnings per common share are computed by dividing net income by the number of shares of common stock outstanding, which is 606479 for the six month period ended June 30, 1998. Earnings per common share assuming dilution, are computed by dividing net income by the number of shares of common stock outstanding plus the effect of diluted securities, which was 617940 for the six month period ended June 30, 1998.

Note 3 - Stock Option and Management Recognition Plans -

         1996 Stock Incentive Plan

     This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in Ponchatoula as an incentive to contribute to the success of Ponchatoula and reward key employees for outstanding performance. An aggregate of 10,782 shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July 10, 1996. At December 31, 1997, shares available for grant under this plan amounted to 1,449 shares. There were 134 options exercised during the first six months of 1998

         1996 Directors' Stock Option Plan

         In order to attract and retain qualified directors for Ponchatoula, the Board of Directors and stockholders of Ponchatoula have adopted the 1996 Directors' Stock Option Plan. An aggregate of 3,594 shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Directors' Stock Option Plan, which is equal to 2.5% of the Common Stock of Ponchatoula issued in the offering. The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Ninety percent of the options were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The options become exercisable after six months from the grant date.

         1996 Management Recognition Plan for Officers

         The objective of this plan is to enable Ponchatoula to provide officers and key employees with a proprietary interest in Ponchatoula as compensation for their contributions to the Association and as an incentive to contribute to Ponchatoula's future success. An aggregate of 4,312 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of Ponchatoula issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date.

         1996 Management Recognition Plan for Directors

The objective of this plan is to enable Ponchatoula to provide non-employee directors with a proprietary interest in Ponchatoula as compensation for their contributions to Ponchatoula and as an incentive to contribute to Ponchatoula's future success. An aggregate of 1,434 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Directors, which is equal to 1.0% of the Common Stock of Ponchatoula issued in the offering. Ninety percent of the awards were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The remaining 144 shares were granted April 10, 1997. Shares vest at the rate of 20% on each annual anniversary date.

Note 4 - The Conversion -

     On February 5, 1998, Ponchatoula Homestead Savings, F. A. (The "Association") incorporated Homestead Bancorp, Inc. (The "Company") to facilitate the conversion of Homestead Mutual Holding Company (the "MHC") from mutual to stock form (the "Conversion"). In connection with the Conversion, the Company offered its common stock to the depositors and borrowers of the Association as of specified dates, to an employee stock ownership plan and to members of the general public. Upon consummation of the Conversion on July 17, 1998, the MHC merged into the Association, the Association then merged with an interim subsidiary of the Company (with the Association as the surviving entity), all of the Association's outstanding common stock (other than shares held by the MHC, which were cancelled) was exchanged for common stock of the Company, and the Company became the holding company for the Association and issued shares of common stock to the general public.

         The Company filed a Form SB-2 with the Securities and Exchange Commission ("SEC") on April 2, 1998, which as amended was declared effective by the SEC on May 14, 1998. The Association filed a Form AC with the Office of Thrift Supervision ("OTS") on April 2, 1998. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS by letters dated May 14, 1998. The Company also filed an Application H-(e) 1-S with the OTS on April 17, 1998, which was conditionally approved by the OTS by letter dated May 26, 1998. The members of the MHC and the stockholders of the Association approved the Plan at special meetings held on July 1, 1998, and the subscription and community offerings closed on June 23, 1998.

     The  Company  sold  1,119,543  shares of common  stock in the  subscription offering at a price of $10.00 per share, for aggregate gross proceeds of $11,195,430. In addition, a total of 358,402 shares of common stock were issued by the Company in exchange for all of the 152,635 shares of common stock of the Association outstanding prior to consummation of the Conversion (excluding the 456,240 shares held by the MHC, which were cancelled), based upon an exchange ratio of 2.34810 shares of Company common stock for each share of Association common stock.

         Current regulations allow Ponchatoula to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the Liquidation Account. Also, capital distribution regulations limit Ponchatoula's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of Ponchatoula or its holding company for six years after the conversion, except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro-rate basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. Ponchatoula has retained the services of both a marketing firm and legal counsel for the specific purpose of implementing the Plan. Costs relating to the conversion will be deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock.

                       Ponchatoula Homestead Savings, F.A.

                       Managements Discussion and Analysis
                Of Financial Condition and Results of Operations

                                  June 30, 1998

                                     General

         Ponchatoula's results of operation depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest bearing liabilities. Ponchatoula's principle interest-earning assets are loans and leases, mortgage-backed securities and investment securities. Ponchatoula's results of operations also are affected by the provision for losses on loans and leases; the level of its other income, including loan fees and service charges, federal insurance premiums, net real estate owned expense and miscellaneous other expenses; as well as its income tax expense.

                         Changes in Financial Condition

         At June 30, 1998, Ponchatoula's total assets, deposits and equity amounted to $82.2 million, $52.7 million, and $5.9 million respectively compared to $59.6 million, $42.1 million, and $5.7 million respectively at December 31, 1997. The increase in total assets of 22.6 million or 37.9% was due primarily to an increase of $10 million in the net loan and lease portfolio. The increase of 35.5% in net loan and lease portfolio was due to new loan originations exceeding new loan sales and repayment. Interest-bearing deposits in other institutions increased $12.1 million during the first six months to $12.7 million. The increase in interest-bearing deposits in other institutions, was due primarily to deposits made in the institution to purchase stock offered for sale in the conversion.

         Ponchatoula's short term borrowing from the Federal Home Loan Bank decreased during the first six months of 1998 by 1 million or 8.7%. Ponchatoula uses the proceeds from short term borrowing to finance the purchase of mortgage-backed securities. Ponchatoula's long term borrowing from the Federal Home Loan Bank increased during the first six months of 1998 by $13 million. Ponchatoula uses the proceeds from long term borrowing to fund long term fixed rate mortgages. Deposits with Ponchatoula have increased 10.6 million or 25.1%. The increase in deposits was due primarily to deposits made in the institution to purchase stock offered for sale in the conversion. The equity of Ponchatoula increased $190,000 or 3.3% in the first six months of 1998, due to net income of $208,000 combined with a increase in unrealized gain on available for sale securities of $39,000 offset by dividends paid out of $60,000.

                                     Capital

         As of June 30, 1998, Ponchatoula's unaudited regulatory capital exceeded all minimum capital requirements as indicated in the following table:

                                             Unaudited Regulatory Capital
                                             ----------------------------
                                   Tier 1
                                    Core                   Risk-Based
                                   Capital         %         Capital          %
                                 -------        ------     ---------      --------
GAAP Capital ...............     $ 5,925                    $ 5,925
Adjustments:
    Unrealized Gain on
    Securities Available
    for Sale ...............          (4)                        (4)
    General Valuation
     Reserves ..............        --                          250

Regulatory Capital .........       5,921          7.20%       6,171         19.72%

Minimum Capital Requirements       3,288          4.0         2,503          8.0

Excess Regulatory Capital ..     $ 2,633          3.20%     $ 3,668         11.72%


                                   Liquidity

         Ponchatoula is required under applicable federal regulations to maintain specific levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years or less. Current regulations require that a Savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable shares.

                              Results of Operations

         Net income for the first six months of 1998 was $208,000 compared to $193,000 for the same period of 1997. The increase in net income of $15,000 or 7.8%, was primarily due to an increase in net interest income after provision for recovery of loan and lease losses of $40,000 or 4.6%, combined with an increase in non-interest income of $80,000 or 43%, offset by an increase in non-interest expense of $97,000 or 12.8%, and an increase of $8,000 or 8.1% in income tax expense. The increase in non-interest income is due to an increase in loan fees, due to an increase in the volume of loans closed. The increase in total non-interest expense was attributable to an increase of $10,000 compensation expense combined with an increase of $60,000 in other non-interest expense. The increase in other non-interest expense is attributable to the increased loan volume. Net income for the three months ended June 30, 1998 was $80,000 compared to $90,000 for the same period of 1997. The decrease in net income of $10,000 or 11.1%, was primarily due to a decrease in net interest income after provision for recovery of loan and lease losses of $20,000 or 4.4%, combined with an increase in non-interest expense of $45,000 or 11.1%, offset by an increase in non-interest income of $49,000 or 56.3%. The increase in non-interest income is due to an increase in loan fees, due to an increase in the volume of loans closed. The increase in total non-interest expense was attributable to an increase of $44,000 in other non-interest expense, offset by a decrease of $7,000 in compensation expense. The increase in other non-interest expense is attributable to the increased loan volume.

                               Net Interest Income

         The primary source of earnings for Ponchatoula is net interest income; the difference between income generated from interest-earning assets less interest expense on interest-bearing liabilities. The primary factors that affect interest income are changes in the volume and type of interest-earning assets and interest-bearing liabilities, along with changes in market rates. Net interest income for the first six months of 1998 was $918,000 an increase of $72,000 or 8.5% over the same period of 1997. This increase in net interest income was primarily attributable to an increase in interest income of $150,000 or 7.1%, offset by an increase in interest expense of $78,000 or 6.2% over the same period of 1997. The increase in interest income was due to an increase in interest received from Ponchatoula's loan and lease portfolio, offset by a decrease in interest earned on mortgage-backed securities. The increase in interest expense was due to a decrease in interest paid on deposit accounts, offset by an increase in interest paid on Federal Home Loan Bank Advances. Net interest income for the three months ended June 30, 1998 was $450,000 a decrease of $5,000 or 1.1% over the same period of 1997. This decrease in net interest income was primarily attributable to an increase in interest expense of $95,000 or 15.2%, offset by an increase in interest income of $90,000 or 8.3% over the same period of 1997. The increase in interest income was due to an increase in interest received from Ponchatoula's loan and lease portfolio, offset by a decrease in interest earned on mortgage-backed securities. The increase in interest expense was due to a decrease in interest paid on deposit accounts, offset by an increase in interest paid on Federal Home Loan Bank Advances. Interest rate spread is the yield of interest-earning assets minus the costs of interest-bearing liabilities. The interest rate spread for the six months ended June 30. 1998 was 2.64% as compared to 2.57% for the same period in 1997.

         The table of Average Balance Sheets and Interest Rate Analysis for the six months ended June 30, 1998 and 1997 on page 13, and the corresponding table of Interest Differentials on page 14, detail the effect of a change in average balances and the change in interest yield and interest cost have on net interest income for the respective periods.

                              Nonperforming Assets

         Nonperforming assets include non-accrual loans and leases and real estate owned. Loans are considered non-accrual when the principal or interest becomes 90 days past due or when there is uncertainty about the repayment of the principal and interest in accordance with the terms of the loans. Non-accrual loans at June 30, 1998 were $226,000 compared to $164,000 at June 30, 1997. The percentage of non-accrual loans and leases to total loan and leases at June 30, 1998 and June 30, 1997 is 0.60%.


         Real estate owned is properties held for sale acquired through foreclosure or negotiated settlements of debt. At June 30, 1998 the Association had no real estate owned, compared to $146,000 at June 30, 1997. Nonperforming assets at June 30, 1998 and June 30, 1997 were 0.27% of total assets.

                       Ponchatoula Homestead Savings, F.A.
          AVERAGE BALANCE SHEETS AND INTEREST RATE ANALYSIS for the six
                       months ended June 30, 1998 and 1997

                                                           Six Months Ended                                Six Months Ended
                                                             June 30, 1998                                  June 30, 1997
                                                  ----------------------------------              ---------------------------------
                                                  AVERAGE                     YIELD/              AVERAGE                    YIELD/
                                                  BALANCE       INTEREST       RATE               BALANCE      INTEREST       RATE
                                                  ----------------------------------              ---------------------------------
                                              (In Thousands) (In Thousands)                   (In Thousands) (In Thousands)
Interest - Earning Assets:

       Loans and Leases Receivable                $32,200         1,390        8.63%              $27,981        1,188        8.50%
       Mortgage - Backed Securities                23,786           738        6.21%               25,822          793        6.14%
       Investment Securities                        3,306            88        5.32%                2,984           90        6.03%
       Other Interest - Earning Assets              1,433            46        6.42%                1,363           41        6.02%
                                                  ----------------------------------              ---------------------------------
       Total Interest - Earning Assets            $60,725         2,262        7.45%              $58,150        2,112        7.26%

Noninterest - Earning Assets                        1,519                                           1,685
                                                  -------                                         -------
       Total Assets                               $62,244                                         $59,835
                                                  =======                                         =======

Interest - Bearing Liabilities:

       Deposits                                   $42,085           930        4.42%              $44,228        1,001        4.53%
       Federal Home Loan Bank Advances             13,921           414        5.94%                9,727          265        5.45%
                                                  ----------------------------------              ---------------------------------
       Total Interest-bearing Liabilities         $56,006         1,344        4.80%              $53,955        1,266        4.69%

Noninterest - Bearing Liabilities                     373                                             252
                                                  -------                                         -------
       Total Liabilities                          $56,379                                         $54,207
                                                  =======                                         =======

Retained Earnings                                 $ 5,865                                         $ 5,628
                                                  =======                                         =======

       Total Liabilities and Retained Earnings    $62,244                                         $59,835
                                                  =======                                         =======


Net Interest Income; Interest Rate Spread                        $  918        2.65%                           $  846        2.57%
                                                                 ==================                            ==================


Net Interest Margin as a % of
   Total Earning Assets                                                        3.02%                                         2.91%
                                                                               ====                                          ====

                       Ponchatoula Homestead Savings, F.A.
                             INTEREST DIFFERENTIALS

                 for the six months ended June 30, 1998 and 1997
                                                  June 30, 1998 VS June 30, 1997
                                                  ------------------------------
                                                    CHANGE DUE TO
                                                    -------------         TOTAL
                                                  VOLUME      RATE        CHANGE
                                                  -----       -----       -----
                                                          (In Thousands)
Interest - Earning Assets:

       Loans and Lease Receivable ..........      $ 183       $  19       $ 202
       Mortgage-Backed Securities ..........        (63)          8         (55)
       Investment Securities ...............          9         (11)         (2)
       Other Interest-Earning assets .......          2           3           5
                                                  -----       -----       -----
           Total Interest Income ...........      $ 131       $  19       $ 150


Interest - Bearing Liabilities:

       Deposits ............................      $ (48)      $ (23)      $ (71)
       Federal Home Loan Bank Advances .....        123          26         149
                                                  -----       -----       -----
           Total Interest Expense ..........      $  75       $   3       $  78


Increase (Decrease) in Interest Differential      $  56       $  16       $  72
                                                  =====       =====       =====